

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 16, 2016

<u>Via E-Mail</u>
Eric Colandrea
General Counsel
Easterly Acquisition Corp.
375 Park Avenue, 21st Floor
New York, NY 10152

> **Re: Easterly Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed July 20, 2016**
> **File No. 333-212590**

Dear Mr. Colandrea:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4 Filed July 20, 2016</u>

<u>General</u>

1. Please file a proxy card marked as "preliminary" with your next amendment.

2. Please consider the guidance provided in CF Disclosure Guidance Topic No. 2: Cybersecurity (October 13, 2011) when revising your disclosure in response to these comments. We note the disclosure on page 58 related to the theft of personal information.

Frequently Asked Questions About the Business Combination . . ., page 6

About the Business Combination, page 6

Q. What happens to the capital stock of Easterly in the Merger, page 7

3. Please revise your disclosure to clarify, if true, that the numbers in the answer assume the separation of the Easterly units into their components referenced on the cover page of your proxy statement.

Summary of the Joint Proxy and Consent Solicitation Statement/Prospectus, page 29

4. Please revise your disclosure in the italicized paragraphs to address any assumptions related to the separation of the Easterly units into their components.

Sungevity, page 29

5. Please provide some additional context and clarity in the Summary regarding your operations and relationships with customers and partners, so that investors who may be unfamiliar with your business model will better understand the more detailed information elsewhere in your prospectus, including a succinct discussion of how you generate revenue.

Sungevity Consent Solicitation, page 36

6. Please revise your disclosure to clarify whether the consents sought from the preferred stockholders are advisory only. Please make corresponding revisions throughout your joint proxy and consent solicitation/prospectus where applicable.

Comparative Per Share Data, page 42

7. Please also provide the equivalent pro forma per share data required by Item 3(f) of Part I.A. of the Form S-4.

Risk Factors Relating to Sungevity's Business, page 43

8. Please revise your disclosure throughout your risk factor section to delete the phrase "not exhaustive" and revise your disclosure to make clear to investors that all material risks are disclosed.

The JOBS Act permits "emerging growth companies" like Easterly . . ., page 76

9. Please revise this risk factor to address the risk that, as a result of the election to take advantage of certain exemptions under the JOBS Act, the financial statements of Easterly and

the post-Merger company may not be comparable to companies that comply with public company effective dates for new reporting requirements.

Background of the Business Combination, page 102

10. Please revise your disclosure to elaborate on the "various sources" of financing that were considered by Sungevity's board of directors on March 30, 2016.

11. Please revise your disclosure regarding the time period between April 6, 2016 and April 19, 2016 to elaborate on the "conditions in the public markets and the solar sector" and the "recent fundraising efforts."

12. Please revise your disclosure to discuss in more detail the "other financing options" Sungevity's board of directors discussed on April 19, 2016.

13. Please elaborate on the "certain changes" that Sungevity sent to Easterly on April 19, 2016.

14. Please revise your disclosure to discuss the "financing alternatives" that Sungevity's board of directors discussed on May 18, 2016.

15. Please expand your disclosure to elaborate on the "requested changes" Sungevity sent Easterly on May 24, 2016. Please also address, if applicable, whether the changes were requested by the stockholders.

Certain Company Projected Financial Information, page 113

16. We note your statement that none of the prospective financial information should be relied upon and readers of the joint proxy and consent solicitation statement/prospectus are cautioned not to rely on the prospective financial information. Please note that information you have provided must have a reasonable basis and investors are entitled to rely upon public disclosure. Please revise to remove the implication that none of the parties have any responsibility to investors for the information.

Material U.S. Federal Income Tax Considerations, page 121

U.S. Federal Income Tax Considerations to U.S. Sungevity Holders, page 124

17. Please revise your disclosure to address the degree of uncertainty surrounding Orrick, Herrington & Sutcliffe LLP's inability to provide a "will" opinion. Please also state which position Sungevity intends to take if challenged by the IRS. See Section III.C.3 of Staff Legal Bulletin No. 19.

18. Please revise the Risk Factor section to include appropriate disclosure setting forth the risks of uncertain tax treatment to investors. See Section III.C.3 of Staff Legal Bulletin No. 19.

Information About Sungevity, page 145

Marketing and Customer Acquisition, page 155

19. We note your disclosure regarding your average net promoter score of 65. Please expand your disclosure to describe generally average net promoter scores so investors can better understand its significance.

Intellectual Property, page 164

20. Please expand your disclosure to discuss the duration of your patents. See Item 101(c)(1)(iv) of Regulation S-K.

Sungevity Management's Discussion and Analysis

Liquidity and Capital Resources, page 184

21. Please clarify in your disclosures whether there are any amounts available to borrow under your financing arrangements as of the latest balance sheet date. In terms of your master sales agreements, please also disclose whether your current partners are committed to purchasing a certain amount of systems and how much of that commitment is remaining as of the latest balance sheet date. Refer to Item 303(a)(1) and (2) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Information, page 202

22. We note that one of the proposals being voted on is to effect a two-for-three reverse stock split of all of the outstanding shares of Easterly common stock. Please tell us what consideration was given to reflecting the reverse stock split in your pro forma financial information.

23. Adjustment (c) to the pro forma balance sheet includes multiple components. Please expand your disclosures to show how you arrived at the net impact of these components on common stock and additional paid-in capital.

24. Please expand your discussion to adjustment (g) to discuss how you intend to account for the 700,000 shares of Easterly common stock to be issued to certain employees at the closing of the merger pursuant to ASC 805. Refer to ASC 805-30-55-6 through 55-13.

25. For adjustment (k), please advise why the number of weighted average shares used to compute net loss per share on the face of the pro forma statements of operations is not the same as the number of shares included in the note to adjustment (k).

Financial Statements

General

26. Please update your financial statements and corresponding financial information included to comply with Rule 3-12 of Regulation S-X.

27. Pursuant to Item 17 of the Part I.C. of the Form S-4, please tell us how you determined that statements of income for only the two most recent years rather than three recent years needed to be provided for Sungevity, Inc.

Financial Statements for Sungevity, Inc.

Consolidated Balance Sheets, page F-32

28. Please confirm and correspondingly clarify in your disclosures that the amounts reported on the balance sheet date at the end of each period is at least equal to the redemption amount. Refer to ASC 480-10-S99-3A.

Notes to the Financial Statements, page F-38

General

29. Deferred revenue represents approximately 27% of your total liabilities as of March 31, 2016. Please expand your disclosures to better clarify the material components of deferred revenue and correspondingly when you expect to record the revenue related to these deferred amounts.

Solar Energy Systems, page F-42

30. In regards to U.S. Treasury 1603 grants and investment tax credits, please address the following:
   - Please disclose how you account for investment tax credits claimed related to your solar energy systems;
   - Please provide a rollforward of activity related to these grants and investment tax credits to show the amounts that have been awarded each period, the amounts that have been recorded on your income statement each period, and the remaining balances at the end of each period;
   - Please disclose how you determine when a grant receivable related to government grants or investment tax credits should be recorded and correspondingly the amount to record, including if is a fixed percentage of the appraised fair market value of the system. Please clarify whether this appraised fair market value is the same as the price you buy or sell these systems. If not, please help us understand why there are differences; and

Warranties and Performance Obligations, page F-44

31. Please confirm that you have not made any guarantees to investors of your tax equity funds, including in terms of the returns that they will receive   If so, please provide the disclosures required by ASC 460-10-50.

32. In regards to the minimum solar energy production output guarantees disclosed, please also provide the disclosures required by ASC 460-10-50-4(b) regarding the maximum potential amount of future payments to be provided under the guarantees.

33. Please clarify in your disclosures when warranty expense is recorded for your different customer arrangements. For example, please clarify when it is recorded in connection with your master sales agreements, including if it is upfront at the same time the revenue is recorded.

Revenue Recognition, page F-45

34. Please provide us with a summary of the key terms of your master sales agreements and other sales arrangements and an analysis of how you determined revenue is appropriately recognized up-front based on the criteria in SAB Topic 13.A. As part of your response, please discuss what your obligations are under these agreements to both the party with which you enter into the MSA agreement with and to the end user of the solar systems. It appears that you have primarily entered into MSA agreements with Sunrun, Kilowatt Financial, and now Kina-Ole. Please highlight any significant differences amongst these agreements.

35. On page 147, you discuss your Channel and Financing Partners. Please clarify in your disclosures how revenue related to arrangements with these partners is recognized. It is not clear if the terms of your arrangements with these partners impact how you record revenue.

36. Please tell us what consideration you gave as to whether your customer arrangements have multiple deliverables pursuant to ASC 605-25. Your disclosures on page 8 refer to design, financing, installation and maintenance of solar energy systems.

Note 12. Borrowings, page F-58

37. We note that you were not in compliance with certain financial reporting covenants related to the Hercules Loan Agreement and obtained a waiver from the lender specifically related to submitting certain financial statements and debt compliance certificates. For each waiver provided, please disclose the terms of the waiver, including how long the terms of the covenants were specifically waived. Please also disclose the specific terms of any significant financial covenants to which you are subject with any required ratios/amounts, including the actual ratios/amounts as of each reporting date. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Note 20. Commitments and Contingencies

Other Commitments, page F-75

38. We note that you entered into a transaction agreement with a third party which outlines both
    parties' intent to participate in investment vehicles which will purchase solar energy systems.
    Please disclose how you intend to account for your participation in these investment vehicles.
    Please also disclose the circumstances which led to you having to release the amounts held in
    escrow pursuant to the agreement.

Exhibit 23.2

39. Please provide a currently dated consent from your auditors that refers to the appropriate
    report date. In this regard, we note that the consent provided in the Form S-4 refers to a
    report date of March 30, 2015.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement, please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik (Staff Accountant) at 202-551-3692 or Terence O'Brien (Accounting Branch Chief) at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Craig Slivka (Special Counsel) at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Alexander Johnson
        Hogan Lovells International LLP